SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Tax ID (CNPJ) #76.483.817/0001-20
PUBLICLY HELD COMPANY

CVM Registration Nº 1431- 1
SEC Registration (CUSIP) 20441B407 – Preferred “B” Shares
SEC Registration (CUSIP) 20441B308 – Common Shares
LATIBEX Registration 29922 – Preferred “B” Shares

NOTICE TO SHAREHOLDERS

In accordance with the decisions taken in the 49th COPEL’s General Shareholders’ Meeting, held on April 29, 2004, this Company will initiates as from June 15, 2004 the payment of interests on own capital relative to 2003 fiscal period, in replacement of the dividends, according to Law # 9,249/95.

1. AMOUNT PER 1000 SHARES

1.1. Common shares..................................................R$ 0.14734
1.2. Type “A” Preferred shares.................................R$ 1.05973
1.3. Type “B” Preferred shares.................................R$ 0.16211

2. INCOME TAX

2.1 A 15% (fifteen percent) income tax will be withheld, pursuant to the prevailing legislation.
2.2 EXEMPT corporate entities, dismissed of the income tax withholding, should prove this situation to the Company until May 31, 2004 (address available on item 5.1), by means of a document issued by the International Revenue Service, or court decision.

3. PAYMENT FORMS

3.1 Credit in checking account (according to shareholder’s information in the database).
3.2 Credit on the eletric power bill (to shareholders that are COPEL consumers).
3.3 Banking payment order.

4. REGISTRATION

4.1. Shareholders opting for the dividend credit in checking account shall send a mail to the Company (address on item 5.1) until May 31, 2004 indicating the bank, agency and the checking account numbers.
4.2. Shareholders opting for the credit shall send to the Company (address on item 5.1) until May 31, 2004 a copy of the last paid bill.

5. SHAREHOLDER INFORMATION

5.1 CURITIBA: Superintendency of Capital Markets –Shareholders and Custody Department

Rua Coronel Dulcídio, 800 - 2º andar CEP: 80420-170	Phone: DDG - 0800 41 2772Fax : 05541 331-2916 e-mail: acionistas@copel.com

5.2 COUNTRYSIDE OF PARANÁ STATE: Company’s branches

5.3 SÃO PAULO: Company’s Office

Alameda Santos, 1800 - 14º andar - s.14 B CEP: 01418-200	Phone/Fax: 05511 289-7211

5.4 FOREIGN DEPOSITARY BANK: THE BANK OF NEW YORK

Curitiba, May 13, 2004

Ronald Thadeu Ravedutti
CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.